

May 5, 2011

Mr. Dominic Frederico
President and Chief Executive Officer
Assured Guaranty Ltd.
30 Woodbourne Avenue
Hamilton HM 08 Bermuda

Re: Assured Guaranty Ltd.
 Form 10-K for the Year Ended December 31, 2010
 Filed March 1, 2011
 File No. 001-32141

Dear Mr. Frederico:

 We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

 After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Financial Statements
Notes to Consolidated Financial Statements
2. Business Changes, Risks, Uncertainties and Accounting Developments, page 167

 1. Throughout your filing you discuss the significant budget deficits and revenue collection shortfalls that force many state and local governments that issue some of the obligations you insure to significantly raise taxes and/or cut spending in order to satisfy their obligations. It appears that this is the first year you highlight these pressures in a financial statement footnote. As financial guarantee insurance accounting is an expected loss model and as budgetary pressures faced by state and local governments continue, please tell us:
    - Why your public finance expected losses declined from 2009 to 2010 as demonstrated in the table on page 193. In your response, address how you considered the issues facing state and local governments and to what extent you have

increased the probability and/or magnitude of expected future losses in assessing your loss reserves for your public finance business.

- Whether any of the obligations you insure are trading in the market at credit spreads that are indicative of a lower credit rating than you would expect for the credit rating assigned by a third party credit rating agency. If so, please tell us how you have reflected this increased default risk in your loss reserving estimate.
- How you estimate the ability or willingness of these state and local governments to raise taxes, decrease spending or receive federal assistance in your loss reserving process. Tell us whether your reserving estimates assume continued federal assistance and at what levels.

5. Financial Guaranty Contracts Accounted for as Insurance
Loss Estimation Process
Breaches of Representations and Warranties, page 203

2. In a press release furnished as an exhibit to Form 8-K on April 15, 2011 you disclose the settlement with Bank of America of your claim of the breach of representations and warranties associated with 29 RMBS transactions you insure. You indicate that you will ultimately receive cash payments of $1.1 billion plus a reinsurance arrangement associated with 21 first lien RMBS transactions. In order to help us understand the arrangement with Bank of America, please address the following:

- Please confirm that this settlement represents the direct payment to you of all settlement consideration; none of the consideration will be paid to the underlying securitization trusts.
- Please confirm that you have not yet paid any losses on these 29 RMBS transactions and, as a result, that the $490 million gross economic loss disclosed in the press release represents the vast majority of the sum of (1) the $0.5 billion of estimated recoveries netted in your loss reserve plus (2) the $0.2 billion of estimated recoveries netted in unearned premium reserve at December 31, 2010 as disclosed on page 204. If this understanding is incorrect, please explain to us what you mean by a gross economic loss of $490 million.
- Please tell us how you plan to account for the receipt of the $1.1 billion cash settlement and reference for us the authoritative literature you will rely upon to support your accounting. In your response, please discuss how you will account for the $850 million initial receipt on April 14, 2011 and its excess over your $490 million gross economic loss. Also, please tell us how you will account for the approximately $250 million you expect to receive through March 31, 2012.
- Please tell us how the reinsurance arrangement operates. In this regard, please explain whether Bank of America will also pay you 80% of the $490 million gross economic loss you recorded, assuming these losses relate to the 21 first lien RMBS transactions, when you actually pay those expected losses. If so, please explain whether you expect to record a reinsurance recoverable associated with these losses and how this interacts with your accounting for the $1.1 billion cash settlement. Please reference for us the authoritative literature you will rely upon to support your accounting.

9. Investments, page 239

3. Please tell us about the following as of December 31, 2010 regarding your investments of $5.0 billion in states and political subdivisions:
    - The amortized cost and fair value of your general obligation and special revenue bonds categorized by state and political subdivision;
    - The nature and primary revenue sources for your special revenue bonds; and
    - Your procedures for evaluating investments in states and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis. Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency was significantly different, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

11. Income Taxes
Provision for Income Taxes, page 249

4. On page 250, you state that the marginal corporate income tax rate for U.S., U.K., and Bermuda is 35%, 28%, and 0%, respectively. Yet the expected tax rate inherent in your tax rate reconciliation table on page 251 is 33% for 2010, 88% for 2009 and 53% for 2008. Please provide us proposed revised disclosure to be included future periodic reports that addresses the following:
    - Please clarify how the expected tax rate can be substantially higher than your highest statutory rate;
    - Please provide the components of pretax income for domestic and foreign operations as required by Item 4-08(h) of Regulation S-X;
    - Please provide a breakout of revenues by region (i.e., domestic, U.S., and U.K.) as required by ASC 280-10-50-41;
    - To the extent that domestic and foreign pretax income is disproportionate to your domestic and foreign revenues, please explain the underlying reasons for the disproportionate pre-tax income of your foreign operations in relation to your foreign revenues.

5. Please explain to us your accounting for the $55.8 million net tax benefit you recorded related to the filing of an amended consolidated tax return for AGMH and Subsidiaries for a period prior to your acquisition of AGMH on July 1, 2009. Please reference for us the authoritative literature you rely upon to support your accounting. In your response, please describe the nature of the amendment. In addition, please demonstrate to us that the filing of this amendment was not tantamount to the correction of an error requiring the revision of your acquisition accounting as contemplated in ASC 805-10-25-19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant